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                                                                       Exhibit 4

                           [EFFICIENT NETWORKS LOGO]

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                             Letter To Stockholders

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                                                                   March 2, 2001

Dear Stockholders:

   We are pleased to inform you that, on February 21, 2001, Efficient Networks, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Siemens Corporation, a Delaware corporation ("Siemens") and indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany, and Memphis Acquisition Inc., Siemens' wholly owned subsidiary, providing for the acquisition of Efficient. Pursuant to the Merger Agreement, Memphis Acquisition Inc. has commenced a tender offer for all the outstanding shares of Efficient's common stock at $23.50 per share, net to the seller in cash (the "Offer").

   Following the successful completion of the Offer, Memphis Acquisition, Inc. will merge into Efficient (the "Merger"), and all the shares not purchased in the Offer will be converted into the right to receive $23.50 per share in cash in the Merger without interest. As a result of the Merger, Efficient will become a wholly owned subsidiary of Siemens.

   YOUR BOARD OF DIRECTORS (WITH MR. ANTHONY T. MAHER NOT IN ATTENDANCE) HAS
(1) UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER AGREEMENT ARE ADVISABLE, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY; AND (3) UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF EFFICIENT ACCEPT THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the enclosed
Schedule 14D-9 that has also been filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Morgan Stanley & Co. Incorporated, the company's financial advisor, that the consideration to be received by the stockholders of Efficient in the offer and subsequent merger pursuant to the Merger Agreement is fair from a financial point of view to the stockholders of Efficient.

   Also enclosed are the Offer to Purchase by Memphis Acquisition Inc., together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ Bruce W. Brown
                                          _____________________________________
                                          Bruce W. Brown
                                          Chief Executive Officer